FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	March	…………………………………………………,	2015

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-..………………

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date….	March 30, 2015	By……/s/…… Shinichi Aoyama………………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Extraordinary Report

1.	Reason for Filing

Canon Inc. (the “Company”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Details of Corporations, etc. to report the approval of resolutions at the Ordinary General Meeting of Shareholders for the 114th Business Term (the “Ordinary General Meeting”) of the Company held at March 27, 2015.

2.	Description of Report
	(1)	Date on which the Ordinary General Meeting was held:
March 27, 2015
	(2)	Details of the Matters to be Resolved:
		Item No.1:	Dividend from Surplus
a. Matters concerning allocation of dividend and its total amount:
85.00 yen per one common share of the Company
Total amount of dividend 92,805,705,295 yen
b. Effective date of the dividend from surplus:
March 30, 2015
		Item No.2:	Partial Amendment to the Articles of Incorporation
It was proposed that the Company change its means of giving public notices to an electronic means to make it more convenient to read the public notices.
		Item No.3:	Election of Seventeen Directors
It was proposed that the following persons be elected as Directors:

Messrs. Fujio Mitarai, Toshizo Tanaka, Yoroku Adachi, Shigeyuki Matsumoto, Toshio Homma, Hideki Ozawa, Masaya Maeda, Yasuhiro Tani, Kenichi Nagasawa, Naoji Otsuka, Masanori Yamada, Aitake Wakiya, Akiyoshi Kimura, Eiji Osanai, Masaaki Nakamura, Kunitaro Saida and Haruhiko Kato.

		Item No.4:	Election of Two Audit & Supervisory Board Members
It was proposed that the following persons be elected as Audit & Supervisory Board Members
Messrs. Kazuto Ono and Tadashi Ohe.
		Item No.5:	Grant of Bonus to Directors
It was proposed that bonus be granted to the seventeen Directors excluding Outside Directors as of the end of this term, which totals 198,700,000 yen.

(3)	The number of voting rights concerning the indication of “for,” “against” or “abstention” for each item; Requirements for approving the items; and Results of resolutions

Item	For	Against	Abstention	Ratio of favorable votes	Results
Item No.1	8,070,706	3,116	14,838	97.62	Approved
Item No.2	8,067,378	5,615	15,645	97.58	Approved
Item No.3
Fujio Mitarai	7,558,387	497,248	32,965	91.43	Approved
Toshizo Tanaka	7,786,328	246,000	56,277	94.18	Approved
Yoroku Adachi	7,841,291	191,038	56,277	94.85	Approved
Shigeyuki Matsumoto	7,842,010	190,319	56,277	94.86	Approved
Toshio Homma	7,841,847	190,482	56,277	94.86	Approved
Hideki Ozawa	7,842,079	190,250	56,277	94.86	Approved
Masaya Maeda	7,841,964	190,365	56,277	94.86	Approved
Yasuhiro Tani	7,842,099	190,230	56,277	94.86	Approved
Kenichi Nagasawa	7,841,934	190,395	56,277	94.86	Approved
Naoji Otsuka	7,841,935	190,394	56,277	94.86	Approved
Masanori Yamada	7,841,998	190,331	56,277	94.86	Approved
Aitake Wakiya	7,841,938	190,391	56,277	94.86	Approved
Akiyoshi Kimura	7,841,943	190,386	56,277	94.86	Approved
Eiji Osanai	7,841,837	190,492	56,277	94.86	Approved
Masaaki Nakamura	7,841,309	191,020	56,277	94.85	Approved
Kunitaro Saida	7,740,628	315,014	32,964	93.63	Approved
Haruhiko Kato	7,740,275	315,367	32,964	93.63	Approved
Item No.4
Kazuto Ono	7,820,574	246,770	21,216	94.60	Approved
Tadashi Ohe	7,870,269	203,047	15,247	95.20	Approved
Item No.5	7,936,452	135,384	16,716	96.00	Approved

Note: 1.

The number of “for,” “against” or “abstention” of each item is the number of the voting rights that were exercised in advance by the day prior to the Ordinary General Meeting and voting rights which were held by the shareholders present at the Ordinary General Meeting and for which approval or disapproval of each item could be confirmed.

2.

The ratio of favorable votes of each item is the ratio of the number of votes in favor exercised in advance by the day prior to the Ordinary General Meeting, and those exercised by shareholders who were present at the Ordinary General Meeting and could be confirmed the indication, to the total number of voting rights of the shareholders present at the Ordinary General Meeting (the portion of the voting rights that were exercised in advance by the day prior to the Ordinary General Meeting, as well as those held by the shareholders present at the Ordinary General Meeting).

3.	The requirements for approval of each resolution are as follows:
	-	For Item 1 and 5, a majority vote of the shareholders who are entitled to vote present at the Ordinary General Meeting;
-

For Item 2, not less than two-thirds (2/3) of the votes of the shareholders present at the Ordinary General Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote;

-

For Item 3 and 4, a majority vote of the shareholders present at the Ordinary General Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

(4)	Reason for not including certain voting rights held by shareholders present at the meeting in the number of voting rights:

The aggregate number of (a) voting rights exercised in advance by the day prior to the Ordinary General Meeting and (b) voting rights by certain shareholders present at the Ordinary General Meeting through which approval or disapproval was able to be ascertained to each of the items, was sufficient to meet all requirements pursuant to the Corporation Law to approve all of the items. Accordingly, voting rights which were held by the shareholders present at the Ordinary General Meeting but for which the indication of “for,” “against” or “abstention” of each item could not be confirmed, were not counted.